Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: February 17, 2016

2015 Full Year & Fourth Quarter Financial Results February 17, 2016 NYSE: CF

2 Note Regarding Non-GAAP Financial Measures The company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that EBITDA, a non-GAAP financial measure, provides additional meaningful information regarding the company's performance and financial strength. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP. In addition, because not all companies use identical calculations, EBITDA included in this release may not be comparable to similarly titled measures of other companies. Reconciliations of EBITDA, adjusted EBITDA, adjusted net earnings, and adjusted net earnings per diluted share are provided in the tables accompanying this presentation. EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in noncontrolling interest. The company has presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the fertilizer industry. Adjusted EBITDA is defined as EBITDA adjusted with the selected items included in EBITDA as summarized in the tables accompanying this presentation. The company has presented adjusted EBITDA because management uses adjusted EBITDA as a supplemental financial measure in the comparison of year-over-year performance.

Safe Harbor Statement All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the future performance and operation of the strategic venture with CHS Inc. (the “CHS Strategic Venture”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic report filed on Form 10-Q, which is available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by CF B.V. (SEC File No. 333-207847) for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 3

4 No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on September 8, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF.

5 The company entered into an amended agreement to combine with OCI N.V.'s (OCI) European, North American and global trading and distribution businesses under a new holding company domiciled in the Netherlands Continued progress on the capacity expansion projects at Donaldsonville, LA, and Port Neal, IA; total costs for the projects are in-line with previous estimates Commenced the nitrogen fertilizer strategic venture with CHS Inc. (CHS) on February 1, 2016; CHS completed its $2.8 billion purchase of a minority equity position in CF Industries Nitrogen, LLC, a subsidiary of CF Industries Holdings, Inc. Operations Strategic See slide 14 for reconciliation of EBITDA and adjusted EBITDA See slide 15 for reconciliation of adjusted net earnings and adjusted net earnings per diluted share Results and Accomplishments Fourth Quarter: EBITDA(1) of $254 million and net earnings of $27 million or $0.11 per diluted share Adjusted EBITDA(1) of $451 million and adjusted net earnings(2) of $180 million or adjusted net earnings per diluted share(2) of $0.76 Full Year: EBITDA(1) of $1.7 billion and net earnings of $700 million or $2.96 per diluted share Adjusted EBITDA(1) of $2.0 billion and adjusted net earnings(2) of $916 million or adjusted net earnings per diluted share(2) of $3.88 New urea plant at Donaldsonville, LA began production in November 2015 New urea ammonium nitrate solution (UAN) plant at Donaldsonville, LA is mechanically complete and in the process of being commissioned

Nitrogen Market Outlook 6 North America nitrogen fertilizer demand is expected to remain steady for the 2016 fertilizer year 2016 planted corn acres still estimated at 90.5 million acres, up 2.5 million acres from 2015, offset by a decrease in wheat area Projected farm returns for the 2016 crop, based on new crop futures, continue to favor corn plantings over soybeans The fall application season for ammonia was lighter than usual, hindered by weather, which is expected to lead to increased nitrogen volumes during the spring application Farmers seem reluctant to buy and appear to be delaying purchases These factors could contribute to a price rebound when demand materializes

Capacity Expansion Update Donaldsonville Urea plant began production in November 2015 and has produced over 230,000 tons of granular urea through January 2016 UAN plant is mechanically complete and in the process of being commissioned Ammonia plant: welding and piping (majority of remaining work/cost) expected to be completed within 8-weeks Port Neal New ammonia and urea plants are expected to be mechanically complete in the second quarter of 2016 7 Ammonia- Donaldsonville Urea- Port Neal

8 Annual Nitrogen Equivalent Tons per 1,000 Shares Outstanding Driving Increased Cash Flow Capacity Per Share Nitrogen Capacity Per 1000 Shares Upside from Potential Future Buybacks Increased cash flow capacity as measured by N/1000 shares by 173% since 2010 Capacity projects underway are expected to increase total N capacity by 25% Repurchased 131.8 million shares since the 2010 Terra acquisition CF Industries Nitrogen Volumes and Shares Outstanding Excludes 34% of Canadian Fertilizers Limited (CFL) that was owned by Viterra. CFL operations were treated as a consolidated variable interest entity in CF Industries Holdings, Inc. financial statements. Acquisition of all outstanding interests in CFL closed April 30, 2013 and ammonia debottleneck projects that were completed from January 2011 through December 2013. Acquisition of remaining 50% interest in CF Fertilisers UK from Yara. Capacity expansion projects at Donaldsonville, LA and Port Neal, IA with anticipated completion of both projects by end of 2016. Assumes completion of the capacity expansion projects but gives no effect to potential share repurchases. As of December 31, 2015, the company had 233.1 million shares outstanding. On June 17, 2015, CF Industries common stock split 5-for-1. All share and per-share data have been adjusted to reflect the stock split. Production capacity and nitrogen capacity per 1000 shares adjusted to account for the product tons dedicated to the CHS strategic venture. 2.6 6.2 6.7 7.1 8.1(7) Production Capacity (nutrient tons in millions) Shares Outstanding (in millions)

International Energy Prices Have Declined Since Mid-2014 Oil prices have declined significantly from around $115/barrel (Brent Front Month) in June 2014 to around $30/barrel recently Principal drivers: Tapering of China demand, U.S. supply growth (shale), removal of Iran economic sanctions, and no OPEC supply curtailment response U.S. gas trading independently from oil 1 Year Changes in Price (TTM(2)): Brent Crude: -42% Henry Hub Natural Gas: -26% NBP Natural Gas: -50% Chinese Anthracite: -15% European gas prices – U.K. National Balancing Point (NBP) now trading lower than Chinese Anthracite MMBtu equivalent Chinese coal prices (Anthracite): No perceptible response to oil price changes Trading range flat around $4.40/MMBtu(1) since the beginning of 2016 International Energy Prices by Commodity(2) ~$115/barrel ~$30/barrel Source: Bloomberg, SX Coal, CF Urea requires approximately 23 MMBtus of natural gas, or 30-35 MMBtus from anthracite coal per short ton. Energy prices updated and converted to USD rates as of 2/12/16 $2.00/MMBtu 9 $4.70/MMBtu (NBP) $113/tonne (Anthracite) 0 2 4 6 8 10 12 14 16 18 20 $ per MMBtu Equivalent U.S. Natural Gas (Henry Hub) Crude Oil (Brent Front Month) European Natural Gas (NBP) Chinese Anthracite Coal (Mine Mouth Average)

The global nitrogen cost curve reflects differences in feedstock and logistics costs The monthly shipment range is calculated using consuming regions that represent two-thirds of global demand The cost curve suggests seasonal urea floor prices in the range of $225 to $270 per ton, delivered to the U.S. Gulf Chinese (anthracite coal based) producers are the marginal producer and their costs determine the price floor for most of the year North American Production Costs Remain Well Below Urea Floor Price Range 10 Operating rate adjusted to 95% for all regions. U.S. natural gas price assumed at $2.23/MMBtu, Western and Eastern Europe assumed at $5.80-$6.30/MMBtu, Chinese-Anthracite High assumed at $4.40/MMBtu (~$115/mt of mine mouth coal cost), and Ukraine assumed at $6.30/ MMBtu. Assumes $17-$22 per metric ton of shipping cost to the U.S. Gulf from China and the Middle East. Assumes a $6.55 USD/RMB exchange rate. Source: FERTECON, CRU, Integer, CF 0 100 200 300 $400 North America MENA Western Europe Other FSU Latin America Russia Indonesia China - Advanced Inland Low India China - Advanced Coastal China - Advanced Inland High Southeast Asia South Asia Ukraine Eastern Europe China - Natural Gas Low Lithuania China - Anthracite Low China - Anthracite High China - Natural Gas High Energy (Coal) Energy (N.G.) Other Cash Shipments: 16.5 MM Avg Appx . Monthly Range Freight/Load Appx . Price Range 2016 Monthly Delivered U.S. Gulf Urea Cost Curve (Y - axis: USD/ton, X - axis: Monthly Production Capacity at 95% Operating Rate, million tons) 0 5 10 15 20 21 19.0

Source: FERTECON, CRU, Integer, CF Urea Price/Production Cost In U.S. Dollars Per Ton 11 North American Producers Remain Highly Profitable Freight/Loading Other Cash North American natural gas cost assumed at an average price of $2.00 per MMBtu based on spot pricing as of 2/12/16. Assumes a market gas price of $3.00 per MMBtu based on annual averages of NYMEX future contracts between 2016 and 2021, as of 2/12/16. Cash margin per ton used to illustrate differential between production costs and certain price levels. Does not reflect fixed costs/non-cash operating expenses associated with production economics, EBITDA, and profitability. Illustrative Marginal Ton = ~50% cash margin for North American producer with $2.00 natural gas at $200 per short ton market price = ~60% cash margin for North American producer at marginal producer cost level of $270 per short ton $103(3) $80(3) Current pricing on the forward curve suggests CF’s cost for natural gas in North America (including hedges) will remain below $3.00/MMBtu for 2016 and beyond Energy $0 $100 $200 $300 North America- Natural Gas @ $2.00 (1) North America- Natural Gas @ $3.00 (2) Chinese Anthracite Producer (High) $173 (3) $150 (3) Other Cash Freight/ Loading

For more information, please visit www.cfindustries.com 12

Financial Highlights In millions, except percentages, per MMBtu and EPS 2015 Q4 2015 Q4 2014 Q4 2014 Q4 2015 YTD 2015 YTD 2014 YTD 2014 YTD Net sales $ 1,115.8 $ 1,216.5 $ 4,308.3 $ 4,743.2 Gross margin $ 280.4 $ 444.3 $ 1,547.1 $ 1,778.5 - As percent of sales 25.1% 36.5% 35.9% 37.5 % EBITDA(1) $ 254.4 $ 501.3 $ 1,666.3 $ 2,712.3 Adjusted EBITDA(1) 450.7 568.2 1,982.7 2,123.9 Net earnings attributable to common stockholders 26.5 238.3 699.9 1,390.3 Adjusted net earnings attributable to common stockholders (2) 180.1 280.6 915.7 1,029.4 Net earnings per diluted share 0.11 0.96 2.96 5.42 Adjusted net earnings per diluted share(2) 0.76 1.12 3.88 4.02 Diluted average shares outstanding 233.8 247.3 236.1 256.7 Cost of natural gas: Purchased natural gas cost (per MMBtu)(3) $ 2.66 $ 3.99 $ 2.81 $ 4.49 Realized derivatives loss (gain)(per MMBtu)(4) $ 0.41 $ 0.08 $ 0.26 $ (0.24) Cost of natural gas (per MMBtu) $ 3.07 $ 4.07 $ 3.07 $ 4.25 See slide 14 for reconciliation of EBITDA and Adjusted EBITDA. See slide 15 for reconciliation of adjusted net earnings and adjusted net earnings per diluted share. As of December 31, 2015, the company had 233 million shares outstanding. On June 17, 2015, CF Industries common stock split 5-for-1. All share and per-share data have been adjusted to reflect the stock split. Includes the cost of natural gas purchased during the period for use in production. Includes realized (gains) and losses on natural gas derivatives settled during the period. Excludes unrealized mark-to-market (gains) and losses on natural gas derivatives. 13

Three months ended December 31, Three months ended December 31, Twelve months ended December 31, Twelve months ended December 31, 2015 2015 2014 2014 2015 2015 2014 2014 (in millions) (in millions, except percentages) Net earnings attributable to common stockholders $ 26.5 $ 238.3 $ 699.9 $ 1,390.3 Interest expense (income) – net 39.6 40.9 131.6 177.3 Income taxes(1) 62.3 132.1 384.9 773.0 Depreciation and amortization 131.6 94.0 479.6 392.5 Less: Other adjustments(2) (5.6) (4.0) (29.7) (20.8) EBITDA(2) $ 254.4 $ 501.3 $ 1,666.3 $ 2,712.3 Memo: Selected items included above Unrealized mark-to-market losses on natural gas derivatives $ 97.5 $ 40.4 $ 176.3 $ 79.5 Losses on foreign currency derivatives 2.7 11.0 21.6 38.4 Expenses related to capacity expansion projects 14.7 8.8 51.3 30.7 Loss on sale of equity method investments — — 42.8 — Lump-sum pension settlement charges — 9.7 — 13.1 Transaction costs 19.5 — 56.9 — Gain on remeasurement of CF Fertilisers UK investment — — (94.4) — Impairment of equity method investment in PLNL 61.9 — 61.9 — Gain on sale of phosphate business — (3.0) — (750.1) Total $ 196.3 $ 66.9 $ 316.4 $ (588.4) Adjusted EBITDA(2) $ 450.7 $ 568.2 $ 1,982.7 $ 2,123.9 Non-GAAP: Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA For the twelve months ended December 31, 2015, income taxes includes a tax benefit of $10.9 million on the loss on sale of a non-operating equity method investment, which is included in equity in earnings of non-operating affiliates—net of taxes on our consolidated statement of operations. EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in non-controlling interest. We have presented EBITDA and adjusted EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. 14

Three months ended December 31, Three months ended December 31, Twelve months ended December 31, Twelve months ended December 31, 2015 2015 After-tax EPS Impact 2014 2014 After-tax EPS Impact 2015 2015 After-tax EPS Impact 2014 2014 After-tax EPS Impact (in millions, except per share data) (in millions, except per share data and percentages) Net earnings/net earnings per diluted share attributable to common stockholders $ 26.5 $0.11 $ 238.3 $0.96 $ 699.9 $2.96 $ 1,390.3 $5.42 Memo: Selected items included above Unrealized mark-to-market losses on natural gas derivatives, net of tax(1) 61.3 0.26 25.5 0.10 110.9 0.47 50.1 0.19 Losses on foreign currency derivatives, net of tax(1) 1.7 0.01 6.9 0.03 13.6 0.06 24.2 0.10 Expenses related to capacity expansion projects, net of tax(1) 9.2 0.04 5.6 0.02 32.3 0.14 19.4 0.08 Financing costs related to bridge loan commitment fee, net of tax(1) — — — — 3.7 0.02 — — Loss on sale of equity method investments, net of tax(3) — — — — 30.9 0.13 — — Lump-sum pension settlement charges, net of tax(1) — — 6.1 0.02 — — 8.2 0.03 Transaction costs(2) 19.5 0.08 — — 56.9 0.24 — — Gain on remeasurement of CF Fertilisers UK investment(2) — — — — (94.4) (0.40) — — Impairment of equity method investment in PLNL(2) 61.9 0.26 — — 61.9 0.26 — — Gain on sale of phosphate business, net of tax(4) — — (1.8) (0.01) — — (462.8) (1.80) Total 153.6 0.65 42.3 0.16 215.8 0.92 (360.9) (1.40) Adjusted net earnings/ adjusted net earnings per diluted share $ 180.1 $0.76 $ 280.6 $1.12 $ 915.7 $3.88 $ 1,029.4 $4.02 Non-GAAP: Reconciliation of Net Earnings and Diluted Net Earnings Per Share to Adjusted Net Earnings and Adjusted Net Earnings Per Share 15 Please see following page for corresponding footnotes

Non-GAAP: Reconciliation of Net Earnings and Diluted Net Earnings Per Share to Adjusted Net Earnings and Adjusted Net Earnings Per Share- (continued) 16 For the three months ended December 31, 2015 and 2014, and the twelve months ended December 31, 2015 and 2014, loss on mark-to-market—natural gas derivatives is presented net of tax of $36.2 million, $14.9 million, $65.4 million and $29.4 million, respectively; Expansion project expenses are presented net of tax of $5.5 million, $3.2 million, $19.0 million and $11.3 million, respectively; and Loss on foreign currency derivatives is presented net of tax of $1.0 million, $4.1 million, $8.0 million and $14.2 million, respectively. For the twelve months ended December 31, 2015, financing costs related to bridge loan commitment fee is presented net of tax of $2.2 million. For the three and twelve months ended December 31, 2014, Pension settlement charge is presented net of tax of $3.6 million and $4.9 million, respectively. For each of these tax effects, the rate used for the three and twelve months ended December 31, 2015 was 37.1%, and the rate used for the three and twelve months ended December 31, 2014 was 37.0%, which represented the company's statutory tax rates for each respective period. Adjustments for the impairment of equity method investment in PLNL and transactions costs have no tax effect because these items are not tax deductible. The gain on re-measurement of CF Fertilisers UK investment has no tax effect because the income is not taxable. Loss on sale of equity method investments is presented net of tax of $11.9 million for the twelve months ended December 31, 2015, using a blended tax rate of 27.9%, which represents the statutory tax rate of 37.1% offset by the impact of permanent book/tax differences. Gain on sale of phosphate business is presented net of a tax benefit of $1.2 million and $287.3 million for the three and twelve months ended December 31, 2014, using a tax rate of 38.3%, which represents the U.S. federal tax rate of 35.0% and the blended state tax rate of 3.3%, net of federal benefit that was applicable to the gains reported in the company's consolidated statement of operations.

17 Donaldsonville Expansion Site Overview Urea Warehouse 90K Tons UAN Tank 50K Tons Ammonia 3,640 TPD Ammonia Tank 30K Tons UAN 5,050 TPD Urea 3,850 TPD Urea Barge Dock

Donaldsonville Expansion Operating Urea Plant Granulation Area Urea Melt Urea Granulation Urea Melt 18 Urea Granulation Urea Melt Urea Granulation Urea Melt Urea Granulation Urea Melt TO BE UPDATED

Donaldsonville Expansion Mechanically Complete Nitric Acid/UAN and Offsites, Commissioning In Progress CO2 Compression Package Boiler CO2 Compressor Package Boiler Cooling Tower Nitric Acid UAN 19 CO2 Compressor Nitric Acid Package Boiler UAN CO2 Compressor Cooling Tower

Donaldsonville Expansion Ammonia Plant CO2 Compression Package Boiler CO2 Compressor Package Boiler Cooling Tower Nitric Acid UAN 20 CO2 Compressor Nitric Acid Package Boiler UAN CO2 Compressor Cooling Tower

Port Neal Expansion Ammonia Plant 21

22 Port Neal Expansion Ammonia Plant

23 Port Neal Expansion Urea Plant- Granulation and Synthesis Synthesis Granulation